UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item

1.	Press Release dated November 3, 2014 entitled “Nortel Inversora S.A. Announces Nine Month Period and Third Quarter Results for Fiscal Year 2014”

Nortel Inversora S.A. Announces Consolidated Nine Month Period and Third Quarter

Results for Fiscal Year 2014

BUENOS AIRES, Argentina, Nov. 3, 2014 /PRNewswire/ — Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of September 30, 2014. As a result, the political and economic rights of Nortel have increased to 55.60% of Telecom’s outstanding stock as of such date.

Nortel announces consolidated income of Ps.$ 2,678 million for the nine-month period ending September 30 of fiscal year 2014, of which Ps.$ 1,464 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2014

The Ordinary and Extraordinary General Meeting held on April 29, 2014 resolved, among other items:

1) to approve the Annual Report and Financial Statements as of December 31, 2013;

2) to allocate the non-appropriated profit amount as of December 31, 2013, of Ps.$ 1,720 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”, for the future distribution of dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company’s future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3) the appointment of the members of the Board of Directors to serve from the date of this Stockholders’ Meeting and for three fiscal years;

4) the appointment of the members of the Supervisory Committee for fiscal year 2014.

Distribution of cash dividends

The Company’s Board of Directors, during its meeting held on May 28, 2014, decided to deduct an amount of Ps.$ 332 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 163 million correspond to Series “B” Preferred Shares and Ps.$ 169 million correspond to common stock. The above mentioned dividends were made available as from June 13, 2014.

The Company’s Board of Directors, during its meeting held on October 10, 2014, decided to deduct an amount of Ps.$ 217 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 106 million correspond to Series “B” Preferred Shares and Ps.$ 111 million correspond to common stock. The above mentioned dividends were made available as from October 23, 2014.

Telecom Italia – Fintech transaction

On November 14th, 2013, Telecom Italia S.p.A. and Telecom Italia International N.V. (the “Sellers”), as well as Tierra Argentea S.A. (“Tierra Argentea”), a company controlled by the sellers, have accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in Telecom Argentina, held by the Sellers, through its subsidiaries Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Tierra Argentea. On December 10th, 2013, Tierra Argentea formalized the transfer to the Fintech Group of the Class B Shares of Telecom Argentina, representative of 1.58% of the capital stock of Telecom Argentina and Nortel’s ADRs representative of 8% of the total Prefer B Shares.

On October 25th, 2014 Telecom Italia S.p.A. accepted an offer from the Fintech Group to amend and restate the original existing agreement, signed on November 14th, 2013. Under the amended agreement: 1) On October 29th, 2014 the sale to Fintech of the 17% minority interest held by Telecom Italia N.V. International in Sofora has taken place; 2) the sale of the 51% controlling interest in Sofora is conditional upon obtaining regulatory approval by the Argentine Secretary of Communications and will not occur until after such approval is obtained. The sale is expected to occur within the next two and a half years.

The majority of Sofora’s Board of Directors will continue to be appointed by Telecom Italia Group until receipt of Argentine regulatory approval and closing of the sale of Telecom Italia’s 51% controlling interest in Sofora. No material change in the corporate governance of Sofora and its subsidiaries is foreseen.

As of today, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), to Telecom Italia International N.V. (18.5%), to W de Argentina – Inversiones S.L. (32%) and to Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group amounted to 19.3% as of September, 30, 2014 and 14.5% as of today.

(Financial Tables below)

Nine Month Period of Fiscal Year ending December 31, 2014

(in millions of Argentine Pesos)

Consolidated Income Statement	September 2014	September 2013
Revenues and other income	24,233	19,853
Operating costs	(20,394)	(16,605)

Operating income	3,829	3,248
Financial results, net	242	375

Net income before income tax expenses	4,071	3,623
Income tax expense	(1,393)	(1,279)

Net income	2,678	2,344

Other comprehensive income, net of tax	233	83

Total comprehensive income for the period	2,911	2,427

Consolidated Balance Sheet	September 2014	December 2013
Current assets	8,645	9,836
Non-current assets	16,423	13,381

Total assets	25,068	23,217

Current liabilities	8,844	9,086
Non-current liabilities	2,129	2,029

Total liabilities	10,973	11,115

Equity attributable to Nortel	7,820	6,603
Equity attributable to non-controlling shareholders	6,275	5,499

Total equity	14,095	12,102

Total liabilities and equity	25,068	23,217

Ratios
Liquidity (a)	0.98	1.08
Indebtedness (b)	0.78	0.92

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations,

+54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 4, 2014	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations